Exhibit 99.2

Assets Transfer Agreement (Supplement)

Party A:	Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd.

Party B:	Pingdingshan Rural Credit Cooperative Union

Pingdingshan Rural Credit Cooperative Union is prepared to transfer certain assets. Based upon mutual trust and after consultations, the parties agree as follows:

1.	Based upon evaluation, bid solicitation, listing and auction, Party B will openly transfer assets under management valued at RMB 0.12 billion (actual value to be determined by evaluation).

2.	Pursuant to previously executed assets transfer agreement, Party A has already remitted RMB 30 million as security in connection with the auction.

3.	Because of internal matters, Party B will delay the auction, with the specific time to be announced separately.

4.	If Party A acquires the assets at the auction, its remitted security shall be applied against the value of the assets as determined at the auction (based on the actual auctioned price). If Party A does not acquire the assets, Party B shall refund the security to Party A prior to December 31, 2014.

5.	This agreement will be a part of the previously executed assets transfer agreement, with the same legal effect. Each of Party A and Party B shall hold one copy of this agreement, to be in effect upon the parties’ signatures and seals.

6.	The parties shall resolve their dispute through negotiation.

Party A:	[seal]	Party B: [seal]

	/s/FAN Jiangong	/s/MA Baojun

Date: 12/30/2013